

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 7, 2017

Arron K. Sutherland
President and Chief Executive Officer
ICC Holdings, Inc.
225 20th Street
Rock Island, IL 61201

      **Re:    ICC Holdings, Inc.**
              **Amendment No. 3 to Registration Statement on Form S-1**
              **Filed February 1, 2017**
              **File No. 333-214081**

Dear Mr. Sutherland:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments, page 17

1.     Please revise your presentation to provide context to the direct written premium for fiscal 2016 by also disclosing the anticipated fiscal 2016 net income/loss figure or a range thereof. Also disclose your estimate for net premiums earned in fiscal 2016 or disclose why this figure is not presented.

2.     Please revise to provide context to each of the four fiscal year-end 2016 figures by also presenting the same figures for one or more prior fiscal years. In particular, we note that you do not disclose a "renewal hit ratio" for any prior periods elsewhere in the prospectus. Also explain whether the financial estimates presented in this section are consistent with any past or known future trend information discussed in your Management's Discussion & Analysis disclosure.

Arron K. Sutherland
ICC Holdings, Inc.
February 7, 2017
Page 2


        You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume (202) 551-3474 if
you have questions regarding comments on the financial statements and related matters.  Please
contact Joseph McCann at (202) 551-6262 with any other questions.


                                        Sincerely,

                                        /s/ Joseph McCann for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance


cc:     Sunjeet S. Gill, Esquire
        Stevens & Lee, P.C.